Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letters were mailed to participants in Empire State Building Associates L.L.C., and to participants in 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on February 6, 2013.

February 6, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

You have received the prospectus/consent solicitation which is part of the Form S-4 declared effective by the SEC. You are now in the position to make your decision and vote on the recommended consolidation of properties into Empire State Realty Trust, Inc. (“ESRT”) and its initial public offering (“IPO”), and these are the final disclosure documents which you are advised to review to inform yourself about the choices before you.

We hope by now you have visited our website www.empirestaterealtytrust.com, watched the videos on the website or on the DVD which accompanied the prospectus/consent solicitation package, and registered for a conference call. The choices you have to make are important to you and your fellow investors.

We strongly urge that you vote “FOR” our proposals:

(i)	the consolidation and simultaneous IPO of ESRT;

(ii)	the alternative for the sale of all the properties to be included in the consolidation at a price of a minimum of 115% of the aggregate exchange value; and

(iii)	voluntary reimbursement of certain litigation costs.

In this letter we offer you our view of the strengths of our recommended courses of action as well as our view of the weaknesses if the current ownership structures remain, commonly referred to as “the status quo.” We hope having these resources, along with our disclosure documents, will make your task easier.

Of course, we stand by, ready, willing, and able to answer your questions. You can reach us to ask a question or to register for a conference call via the website www.empirestaterealtytrust.com, by an e-mail to inquiries@malkinholdings.com, or by phone at 1-888-410-7850. Our staff and our proxy solicitor MacKenzie Partners, Inc. are standing by to help you.

You have a simple, but very important choice in front of you: Should I vote for or against the proposed transaction? Please read this summary of the benefits we believe you will receive if you vote for the proposed transaction, and the lesser prospects we believe you face if you do not.

If the Transaction Proceeds

You will have the ability to choose the securities that you will receive in exchange for your current interests, including a 100% tax deferred option, out of the following:

•	Fully tax deferred: Operating Partnership Units (“OP Units”) without voting rights;

•	98% tax-deferred: OP Units combined with Class B Common Stock with the same voting rights as if you had selected all Class A Common Stock; and

•	Fully taxable: Class A Common Stock with full voting rights.

Note: the Malkin family has chosen to receive a combination of Class B Common Stock, OP Units, and Class A Common Stock with the same voting rights as if it had elected all Class A Common Stock.

Each one of these options will provide you with ownership in prime, improved or improving office and retail real estate in Manhattan and the Greater New York metropolitan area and give you the opportunity to receive regular distributions with the potential for increased distributions and capital appreciation. Class A Common Stock and OP Units will be traded on the New York Stock Exchange; OP Units will be exchangeable for cash (at the market value of Class A Common Stock) or, at ESRT’s option, Class A Common Stock; and Class B Common Stock will be convertible into Class A Common Stock, granting you great investment and tax planning flexibility.

You will continue to receive regular distributions, which we believe have greater potential to increase over time than if the status quo remains.

•	As a stockholder in ESRT or holder of OP Units, we expect that you will receive quarterly distributions.

•	For ESRT to qualify as a real estate investment trust (“REIT”), these distributions are required to be at least 90% of ESRT’s annual REIT taxable income.

•

We believe that these distributions will be more consistent than the current distributions out of base rent and fluctuating annual distributions, if any, of overage rent, which are paid to the extent of available cash.

•

Because ESRT will have the combined balance sheet of all properties and greater and more efficient access to capital markets, there should be no need to maintain property level reserves, so that such cash will be available for distribution as well.

•	Currently you receive distributions monthly.

•	If there is overage rent paid by the operating lessee to your subject LLC, and there are adequate reserves for your subject LLC, there is an annual, one-time additional distribution.

•

Whether or not there is overage rent to allow for an additional, annual, one-time distribution is determined by decisions made by the operating lessee for your property (ies), over which you have no control.

The combined property portfolio will provide greater performance stability through diversification, better access to capital markets, streamlined financial reporting, and a simplified management structure eliminating certain expenses from many groups which exist under the current ownership structure, and will allow for better planning for distributions to investors.

The combined balance sheet of all the properties has low leverage which will allow ESRT to pursue acquisitions that have the potential to increase its cash flow through further growth. You will not have this opportunity under the status quo.

Distributions will be based on the performance of a portfolio of properties and are expected to be more predictable than your current distributions.

ESRT expects to pay regular quarterly dividends, and those distributions are required to be at least 90% of ESRT’s annual REIT taxable income to maintain ESRT’s qualification as a REIT. REIT taxable income will be determined by the performance of the portfolio of its properties and unaffected by ESRT’s stock price. Because of our REIT structure, we expect your distributions to be more consistent and predictable.

As a stockholder in ESRT, you will have the best of both worlds: regular distributions based on performance of a portfolio of properties and the right to sell your shares when you wish (after an initial lock-up period) based upon an efficient market price. And, unlike the current structure where year-end distributions beyond a minimum are discretionary and based on the need to maintain reserves, with ESRT, distributions will be based on the need to distribute at least 90% of ESRT’s annual REIT taxable income, which will be determined by the performance of ESRT’s portfolio of properties.

Finally, the combined balance sheet will give us capital planning flexibility. As a combined company, we will no longer need to hold cash reserves in each individual entity, allowing for a one-time distribution of cash reserves at or just after completion of the consolidation and IPO and no expected need to establish entity level reserves at your LLC at any time.

You will receive special, one-time distributions at or just after the IPO:

•

A one-time special distribution equal to the existing reserves in excess of working capital and the expenditures relating to the consolidation and IPO which shall be reimbursed by ESRT, estimated as of September 30, 2012 per $10,000 original investment to be:

Empire State Building Associates L.L.C.:

•	$3,983 for an investor who approved the voluntary pro rata reimbursement and $5,012 for an investor who did not.

60 East 42nd St. Associates L.L.C.:

•	$2,947 for an investor who approved the voluntary pro rata reimbursement and $5,357 for an investor who did not.

250 West 57th St. Associates L.L.C.:

•	$3,975 for an investor who approved the voluntary pro rata reimbursement and $6,055 for an investor who did not.

•

Your share of the proceeds of the settlement of the class action, subject to approval of the settlement by the court, based on the current allocation plan proposed by plaintiffs’ counsel, per $10,000 original investment is:

Empire State Building Associates L.L.C.:

•	$9,840 for an investor who approved the voluntary override and $8,350 for an investor who did not.

60 East 42nd St. Associates L.L.C.:

•	$6,530.

250 West 57th St. Associates L.L.C.:

•	$6,370 for an investor who approved the voluntary override and $4,700 for an investor who did not.

Investors will own publicly traded shares in a company with a centralized, experienced management team governed by a board in which six out of seven directors are independent.

Presently, your investment entity is supervised by Malkin Holdings, and day-to-day property management, leasing, and financial reporting is directed by Malkin Holdings on behalf of a separate investment group, the operating lessee. Several third party managers and a variety of outside accountants provide services under the supervision of Malkin Holdings. This is very inefficient, adds unique costs, reduces responsiveness and accountability, and relies upon Anthony E. Malkin and Peter L. Malkin for governance and continuity.

For ESRT, management, leasing and financial reporting will be combined and centralized, and financial statements will be audited by Ernst & Young. The combined entity is expected to maintain existing management personnel, as well as attract quality additional corporate and property executives, to the extent such additional executives are needed by ESRT. Management continuity for ESRT will be clear and organized and not reliant upon the Malkin family providing another generation of expert property and business excellence.

The summary biographies of the six proposed independent directors are set forth in the prospectus/consent solicitation and in our September 6, 2012 letter. The only Malkin family member who will be on the board or employed full time by ESRT will be Anthony E. Malkin. Peter L. Malkin will be Chairman Emeritus and will receive limited compensation and the use of an office and administrative assistance.

Each outside board member nominee has successful experience either in real estate, public companies, or both. As a publicly traded company, your board will be accountable to you, and those of you who elect securities with a right to vote will elect board members and vote on other corporate matters each year.

ESRT’s modern corporate governance structure will allow decisions to be made more efficiently, on behalf of all investors, with less wasteful duplication. It is expected to help ESRT attract top talent, to the extent needed by ESRT, and provide for management succession planning for what will happen after Anthony E. Malkin is no longer CEO. It will also eliminate the risk of damaging deadlocks in decision-making inherent in the current ownership structure. Protected from potential conflicts and ongoing inefficiencies of the current structure, you will benefit from owning a piece of a major new public company with one set of objectives.

Investors will also receive numerous other benefits, including:

•	Simpler annual income tax filings.

•

Instead of receiving a different K-1 for each investment you have with Malkin Holdings (and receiving it too late for you to be able make an April 15th tax filing), holders of Class A or B Common Stock will receive a single form 1099, and holders of OP Units will receive a single form K-1.

•	ESRT has committed to make efforts to deliver K-1’s and 1099’s by March 31st to help you to file your tax returns without going on extension.

•	Greater transparency through regular, quarterly earnings reports and mandated SEC and NYSE disclosures of material events.

•	Protections afforded all stockholders in public companies with securities listed on a national securities exchange through SEC, NYSE, and Dodd-Frank rules and regulations.

•	Continued benefits of ownership of real estate.

•	If you elect to receive OP Units, you will continue to own interests in real estate on a tax-deferred basis, and each type of security will offer the potential for capital appreciation.

If the Transaction Does Not Proceed

We believe voting against our proposal is not in your interest, and you will have several, materially adverse consequences if the consolidation does not proceed.

You would continue to own an illiquid interest in a portion of the economics of a single property.

You will not have the ability to realize efficient market pricing for your interest determined on a national securities exchange, and you will limit materially your ability to monetize all or part of your interest at a price and time of your choosing.

While some have been able to sell their interests in the past, to our knowledge it has been a time consuming and inefficient process and only accomplished at substantial discounts to the long-term value of the participation interests.

Your distributions rely on overage rent from the operating lessees, and there is no requirement to make distributions under the current ownership structure.

As presently structured, your investment relies on the operating lessees’ payment of overage rents for extra distributions. Without consolidated ownership and management, your operating lessee makes all decisions which determine the amount of overage rent, if any, your subject LLC receives each year. Your subject LLC has been required to maintain reserves which are not distributed, and will likely continue to do so.

If the consolidation does not close, you will not receive the one-time special distribution of the excess working capital reserves and the amount of expenditures relating to the consolidation and IPO which are to be reimbursed by ESRT from the IPO proceeds. In addition, you will not receive your share of the proceeds of the settlement of the class action, payment of which is subject to the closing of the consolidation and approval of the settlement by the court.

If your operating lessee for any reason chooses to use cash flow to fund future capital improvements, tenant installation costs, commissions, and other expenses rather than to use financing to maximize cash flows, your distributions from overage rent may decrease or cease.

You have personally experienced inconsistent property distributions, together with a lack of efficient access to the capital markets, which has interrupted, and can interrupt, distributions. Unlike in the REIT structure, making distributions beyond a small, required minimum is not mandated in the present structure. Under the present ownership structure you rely only on the performance of your property. Major expenditures unique to your property, or major tenant failure, will impact you directly and not be smoothed out by the performance of a portfolio of quality assets.

You will continue to be subject to an archaic structure which limits your rights and the value of your investment.

The current structure of the property in which you are invested is not centralized and efficient. Decision-making and financial reporting structures require unique costs, limit your subject LLC’s access to capital markets, require large entity level cash reserves, and therefore have limited the money available for distribution to you. Your distributions are more inconsistent and volatile, subject to the performance of a single property and the decisions made by the operating lessee over which you have no control.

Your investment presently relies on a separately owned operating lessee and requires the second and third generations of the Wien and Malkin family for supervision, operations, financial planning, and fulfillment of fiduciary obligations. The present organizational structure is not attractive to top corporate management, which is today attracted primarily by our personal reputations. We think attracting new management personnel will become more difficult as time passes and there is no next generation of Malkin family to run Malkin Holdings.

Your investment presently relies on third party service providers and outside accountants chosen by your operating lessee. These professionals are part of a group of outside service providers and accountants who are coordinated by Malkin Holdings as supervisor. This is not efficient, is costly, and causes delays in financial and tax reporting.

No access to growth through beneficial acquisitions.

A combined balance sheet creates the opportunity to acquire additional properties, which have the potential for additional revenue and capital appreciation, while still maintaining the conservative levels of leverage for which we are well known. Over time, new acquisitions offer you the potential for additional distributions and capital appreciation.

There are also special considerations for Empire State Building (“ESB”) investors.

We all take pride in being involved with such a special property. Its potential has been reflected in the value allocated to it by Duff & Phelps, the independent valuer. ESB is approximately 34% of total square feet of ESRT, but has been afforded more than 56% of the exchange value.

But owning this unique property has unique risks as well. The August 2012 shooting which took place just outside the building reminds us that activities beyond our control can impact our performance, regardless of how well we plan or execute our plans. Terror attack is an everyday risk for which we plan.

Approximately 40% of the revenue of the ESB operating lessee in 2011 was from the observatory and driven by tourists. That has been a major source of overage rent payments to your LLC which contributes to your additional distribution. The growing worldwide economic slowdown may adversely affect tourism and results at the observatory, despite our best executed plans. Additionally, the new One World Trade Center will have a new observatory which will bring new competition to the market for the tourists who do visit. With change in the economy and increased competition, the benefits from the observatory may be less, which may adversely impact additional distributions.

One World Trade Center has also announced that it will offer a full broadcast platform for television, radio, and other broadcasters. Approximately 10.4% of the revenue of the ESB operating lessee in 2011 was from the broadcast operations of the building. That has been a major source of overage rent payments to your subject LLC which contributes to your additional distribution. With increased competition, the benefits from the broadcast operations may be less, which may adversely impact additional distributions.

Clearly, a major effort of our work has been to make the office and retail spaces of the building more profitable, as well as to protect and enhance observatory and broadcast operations. However, we believe these risk factors underscore the benefit of diversifying your assets through the proposed transaction so that you are not solely dependent on the ESB. These risks have the potential to reduce future distributions.

Each of the Malkin family and Helmsley Estate has a veto over ESB operating decisions. Another significant risk to ESB investors is the imminent sale by the Helmsley Estate of its real estate assets. If the proposed consolidation and IPO do not move forward, and the Helmsley Estate sells its interest in Empire State Building Company, you have no way of knowing who will step into their shoes and can exercise that veto.

Past deadlocks have led to operating, leasing and financing problems that have impaired property performance and reduced distributions. Importantly, through the proposed transaction, you would avoid the risk and uncertainty of such damaging deadlocks with a new owner, who may have a very different approach to operating the building and to decisions over leasing, financing and cash distributions.

Lastly, filing your annual income taxes would remain a time-consuming and complicated burden.

There would continue to be a separate K-1 for each investment entity. This process is time-consuming and expensive, and, with increasingly complex tax rules and regulations, not practical to complete so as to be able to send to investors in time to allow them to make April 15th tax filings.

In closing, we strongly believe that the proposed transaction is in the best interests of all investors. It provides:

•	An option for tax-deferral;

•	More consistent distributions than the status quo, with greater potential for increased distributions as a holder of OP units or common stock than as a participant in a subject LLC;

•	One-time distributions of property entity-level reserves, reimbursement of consolidation and IPO costs, and proceeds from the class action settlement;

•	Reduced risk through diversity;

•	Opportunity for liquidity at a true market price and at a time of your choosing;

•	Better access to capital markets;

•	Potential for additional capital appreciation over time;

•	Modern corporate governance with an experienced and independent board;

•	Better preparation for management transition;

•	Greater transparency and more frequent financial reporting; and

•	A less costly, less involved, and more prompt tax reporting process to assist tax filing without extensions.

IMPORTANTLY, THE MALKIN FAMILY WILL NOT BE SELLING ANY SHARES IN THE PROPOSED TRANSACTION.

How to Vote

The SEC has declared ESRT’s Registration Statement on Form S-4 effective. You should have received the prospectus/consent solicitation, which is part of the Registration Statement on Form S-4.

If you have not already voted, you may simply indicate on the enclosed consent form how you want to vote for each proposal, then sign and mail it in the return envelope as soon as possible so that your participation interest may be counted.

If you sign and send in your consent form and do not indicate how you want to vote on either one of these proposals, your consent will be counted as a vote “FOR” such proposal.

If you do not submit your consent form or you indicate on your consent form that you “ABSTAIN” from any proposal, it will have the effect of voting “AGAINST” such proposal.

For assistance in filling out your consent form, please make use of any of the following options for support:

•	Visit www.empirestaterealtytrust.com.

•	View the DVD which accompanied your consent solicitation materials and view Chapter 4 titled “Instructions: How to fill out the consent form.”

•	Call our proxy solicitation agent at 1-888-410-7850.

Additional information can be found in the prospectus/consent solicitation which was recently sent to you and in the Form S-4 available on the SEC’s website at http://www.SEC.gov.

Other Disclosures

There are material risks and conflicts of interest associated with the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the prospectus/consent solicitation included in the Form S-4 which has been declared effective by the SEC. There can be no assurance that participants will realize the benefits described herein, including the potential increase in distributions and capital appreciation. In addition, the prospectus/consent solicitation includes a more detailed discussion of the tax consequences of the consolidation.

We also caution you that this letter contains forward-looking statements. These forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of operating partnership units or common stock than as a participant in a subject LLC, and the potential for additional capital appreciation over time, are based on our beliefs and expectations as applicable, which may not be correct. Important factors that could cause such actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth in the prospectus/consent solicitation.

While we believe that the terms of the consolidation are fair and in the best interests of participants, there can never be any guaranty that the consideration you will receive from the consolidation represents the fair market value of your interests.

We believe that the consolidation/IPO is the best way for you to achieve liquidity, receive potentially greater distributions, maximize the value of your investment and maximize the potential for future value enhancement while also retaining an interest in the property owned by your subject LLC.

We strongly urge that you vote “FOR” our proposals.

If we have not yet received your consent form(s), we have, for your convenience, enclosed duplicates with a return envelope.

We remain available to answer your questions within the limitations imposed under the securities laws. Please feel free to contact us with any question.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin

We urge you to review the Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

February 6, 2013

To Participants in 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

You have received the prospectus/consent solicitation which is part of the Form S-4 declared effective by the SEC. You are now in the position to make your decision and vote on the recommended consolidation of properties into Empire State Realty Trust, Inc. (“ESRT”) and its initial public offering (“IPO”), and these are the final disclosure documents which you are advised to review to inform yourself about the choices before you.

We hope by now you have visited our website www.empirestaterealtytrust.com, watched the videos on the website or on the DVD which accompanied the prospectus/consent solicitation package, and registered for a conference call. The choices you have to make are important to you and your fellow investors.

We strongly urge that you vote “FOR” our proposals:

(i)	the consolidation and simultaneous IPO of ESRT;

(ii)	the alternative for the sale of all the properties to be included in the consolidation at a price of a minimum of 115% of the aggregate exchange value; and

(iii)	voluntary reimbursement of certain litigation costs.

In this letter we offer you our view of the strengths of our recommended courses of action as well as our view of the weaknesses if the current ownership structures remain, commonly referred to as “the status quo.” We hope having these resources, along with our disclosure documents, will make your task easier.

Of course, we stand by, ready, willing, and able to answer your questions. You can reach us to ask a question or to register for a conference call via the website www.empirestaterealtytrust.com, by an e-mail to inquiries@malkinholdings.com, or by phone at 1-888-410-7850. Our staff and our proxy solicitor MacKenzie Partners, Inc. are standing by to help you.

You have a simple, but very important choice in front of you: Should I vote for or against the proposed transaction? Please read this summary of the benefits we believe you will receive if you vote for the proposed transaction, and the lesser prospects we believe you face if you do not.

1

If the Transaction Proceeds

You will have the ability to choose the securities that you will receive in exchange for your current interests, including a 100% tax deferred option, out of the following:

•	Fully tax deferred: Operating Partnership Units (“OP Units”) without voting rights;

•	98% tax-deferred: OP Units combined with Class B Common Stock with the same voting rights as if you had selected all Class A Common Stock; and

•	Fully taxable: Class A Common Stock with full voting rights.

Note: the Malkin family has chosen to receive a combination of Class B Common Stock, OP Units, and Class A Common Stock with the same voting rights as if it had elected all Class A Common Stock.

Each one of these options will provide you with ownership in prime, improved or improving office and retail real estate in Manhattan and the Greater New York metropolitan area and give you the opportunity to receive regular distributions with the potential for increased distributions and capital appreciation. Class A Common Stock and OP Units will be traded on the New York Stock Exchange; OP Units will be exchangeable for cash (at the market value of Class A Common Stock) or, at ESRT’s option, Class A Common Stock; and Class B Common Stock will be convertible into Class A Common Stock, granting you great investment and tax planning flexibility.

You will continue to receive regular distributions, which we believe have greater potential to increase over time than if the status quo remains.

•	As a stockholder in ESRT or holder of OP Units, we expect that you will receive quarterly distributions.

•	For ESRT to qualify as a real estate investment trust (“REIT”), these distributions are required to be at least 90% of ESRT’s annual REIT taxable income.

•

We believe that these distributions will be more consistent than the current distributions out of base rent and fluctuating annual distributions, if any, of overage rent, which are paid to the extent of available cash.

•

Because ESRT will have the combined balance sheet of all properties and greater and more efficient access to capital markets, there should be no need to maintain property level reserves, so that such cash will be available for distribution as well.

•	Currently you receive distributions monthly.

•	If there is overage rent paid by the operating lessee to your subject LLC, and there are adequate reserves for your subject LLC, there is an annual, one-time additional distribution.

•

Whether or not there is overage rent to allow for an additional, annual, one-time distribution is determined by decisions made by the operating lessee for your property (ies), over which you have no control.

The combined property portfolio will provide greater performance stability through diversification, better access to capital markets, streamlined financial reporting, and a simplified management structure eliminating certain expenses from many groups which exist under the current ownership structure, and will allow for better planning for distributions to investors.

2

The combined balance sheet of all the properties has low leverage which will allow ESRT to pursue acquisitions that have the potential to increase its cash flow through further growth. You will not have this opportunity under the status quo.

Distributions will be based on the performance of a portfolio of properties and are expected to be more predictable than your current distributions.

ESRT expects to pay regular quarterly dividends, and those distributions are required to be at least 90% of ESRT’s annual REIT taxable income to maintain ESRT’s qualification as a REIT. REIT taxable income will be determined by the performance of the portfolio of its properties and unaffected by ESRT’s stock price. Because of our REIT structure, we expect your distributions to be more consistent and predictable.

As a stockholder in ESRT, you will have the best of both worlds: regular distributions based on performance of a portfolio of properties and the right to sell your shares when you wish (after an initial lock-up period) based upon an efficient market price. And, unlike the current structure where year-end distributions beyond a minimum are discretionary and based on the need to maintain reserves, with ESRT, distributions will be based on the need to distribute at least 90% of ESRT’s annual REIT taxable income, which will be determined by the performance of ESRT’s portfolio of properties.

Finally, the combined balance sheet will give us capital planning flexibility. As a combined company, we will no longer need to hold cash reserves in each individual entity, allowing for a one-time distribution of cash reserves at or just after completion of the consolidation and IPO and no expected need to establish entity level reserves at your LLC at any time.

You will receive special, one-time distributions at or just after the IPO:

•

A one-time special distribution equal to the existing reserves in excess of working capital and the expenditures relating to the consolidation and IPO which shall be reimbursed by ESRT, estimated as of September 30, 2012 per $10,000 original investment to be:

60 East 42nd St. Associates L.L.C.:

•	$2,947 for an investor who approved the voluntary pro rata reimbursement override and $5,357 for an investor who did not.

250 West 57th St. Associates L.L.C.:

•	$3,975 for an investor who approved the voluntary pro rata reimbursement override and $6,055 for an investor who did not.

•

Your share of the proceeds of the settlement of the class action, subject to approval of the settlement by the court, based on the current allocation plan proposed by plaintiffs’ counsel, per $10,000 original investment is:

60 East 42nd St. Associates L.L.C.:

•	$6,530.

250 West 57th St. Associates L.L.C.:

•	$6,370 for an investor who approved the voluntary override and $4,700 for an investor who did not.

3

Investors will own publicly traded shares in a company with a centralized, experienced management team governed by a board in which six out of seven directors are independent.

Presently, your investment entity is supervised by Malkin Holdings, and day-to-day property management, leasing, and financial reporting is directed by Malkin Holdings on behalf of a separate investment group, the operating lessee. Several third party managers and a variety of outside accountants provide services under the supervision of Malkin Holdings. This is very inefficient, adds unique costs, reduces responsiveness and accountability, and relies upon Anthony E. Malkin and Peter L. Malkin for governance and continuity.

For ESRT, management, leasing and financial reporting will be combined and centralized, and financial statements will be audited by Ernst & Young. The combined entity is expected to maintain existing management personnel, as well as attract quality additional corporate and property executives, to the extent such additional executives are needed by ESRT. Management continuity for ESRT will be clear and organized and not reliant upon the Malkin family providing another generation of expert property and business excellence.

The summary biographies of the six proposed independent directors are set forth in the prospectus/consent solicitation and in our September 6, 2012 letter. The only Malkin family member who will be on the board or employed full time by ESRT will be Anthony E. Malkin. Peter L. Malkin will be Chairman Emeritus and will receive limited compensation and the use of an office and administrative assistance.

Each outside board member nominee has successful experience either in real estate, public companies, or both. As a publicly traded company, your board will be accountable to you, and those of you who elect securities with a right to vote will elect board members and vote on other corporate matters each year.

ESRT’s modern corporate governance structure will allow decisions to be made more efficiently, on behalf of all investors, with less wasteful duplication. It is expected to help ESRT attract top talent, to the extent needed by ESRT, and provide for management succession planning for what will happen after Anthony E. Malkin is no longer CEO. It will also eliminate the risk of damaging deadlocks in decision-making inherent in the current ownership structure. Protected from potential conflicts and ongoing inefficiencies of the current structure, you will benefit from owning a piece of a major new public company with one set of objectives.

Investors will also receive numerous other benefits, including:

•	Simpler annual income tax filings.

•

Instead of receiving a different K-1 for each investment you have with Malkin Holdings (and receiving it too late for you to be able make an April 15th tax filing), holders of Class A or B Common Stock will receive a single form 1099, and holders of OP Units will receive a single form K-1.

•	ESRT has committed to make efforts to deliver K-1’s and 1099’s by March 31st to help you to file your tax returns without going on extension.

4

•	Greater transparency through regular, quarterly earnings reports and mandated SEC and NYSE disclosures of material events.

•	Protections afforded all stockholders in public companies with securities listed on a national securities exchange through SEC, NYSE, and Dodd-Frank rules and regulations.

•	Continued benefits of ownership of real estate.

•	If you elect to receive OP Units, you will continue to own interests in real estate on a tax-deferred basis, and each type of security will offer the potential for capital appreciation.

If the Transaction Does Not Proceed

We believe voting against our proposal is not in your interest, and you will have several, materially adverse consequences if the consolidation does not proceed.

You would continue to own an illiquid interest in a portion of the economics of a single property.

You will not have the ability to realize efficient market pricing for your interest determined on a national securities exchange, and you will limit materially your ability to monetize all or part of your interest at a price and time of your choosing.

While some have been able to sell their interests in the past, to our knowledge it has been a time consuming and inefficient process and only accomplished at substantial discounts to the long-term value of the participation interests.

Your distributions rely on overage rent from the operating lessees, and there is no requirement to make distributions under the current ownership structure.

As presently structured, your investment relies on the operating lessees’ payment of overage rents for extra distributions. Without consolidated ownership and management, your operating lessee makes all decisions which determine the amount of overage rent, if any, your subject LLC receives each year. Your subject LLC has been required to maintain reserves which are not distributed, and will likely continue to do so.

If the consolidation does not close, you will not receive the one-time special distribution of the excess working capital reserves and the amount of expenditures relating to the consolidation and IPO which are to be reimbursed by ESRT from the IPO proceeds. In addition, you will not receive your share of the proceeds of the settlement of the class action, payment of which is subject to the closing of the consolidation and approval of the settlement by the court.

If your operating lessee for any reason chooses to use cash flow to fund future capital improvements, tenant installation costs, commissions, and other expenses rather than to use financing to maximize cash flows, your distributions from overage rent may decrease or cease.

You have personally experienced inconsistent property distributions, together with a lack of efficient access to the capital markets, which has interrupted, and can interrupt, distributions. Unlike in the REIT structure, making distributions beyond a small, required minimum is not mandated in the

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present structure. Under the present ownership structure you rely only on the performance of your property. Major expenditures unique to your property, or major tenant failure, will impact you directly and not be smoothed out by the performance of a portfolio of quality assets.

You will continue to be subject to an archaic structure which limits your rights and the value of your investment.

The current structure of the property in which you are invested is not centralized and efficient. Decision-making and financial reporting structures require unique costs, limit your subject LLC’s access to capital markets, require large entity level cash reserves, and therefore have limited the money available for distribution to you. Your distributions are more inconsistent and volatile, subject to the performance of a single property and the decisions made by the operating lessee over which you have no control.

Your investment presently relies on a separately owned operating lessee and requires the second and third generations of the Wien and Malkin family for supervision, operations, financial planning, and fulfillment of fiduciary obligations. The present organizational structure is not attractive to top corporate management, which is today attracted primarily by our personal reputations. We think attracting new management personnel will become more difficult as time passes and there is no next generation of Malkin family to run Malkin Holdings.

Your investment presently relies on third party service providers and outside accountants chosen by your operating lessee. These professionals are part of a group of outside service providers and accountants who are coordinated by Malkin Holdings as supervisor. This is not efficient, is costly, and causes delays in financial and tax reporting.

No access to growth through beneficial acquisitions.

A combined balance sheet creates the opportunity to acquire additional properties, which have the potential for additional revenue and capital appreciation, while still maintaining the conservative levels of leverage for which we are well known. Over time, new acquisitions offer you the potential for additional distributions and capital appreciation.

Lastly, filing your annual income taxes would remain a time-consuming and complicated burden.

There would continue to be a separate K-1 for each investment entity. This process is time-consuming and expensive, and, with increasingly complex tax rules and regulations, not practical to complete so as to be able to send to investors in time to allow them to make April 15th tax filings.

In closing, we strongly believe that the proposed transaction is in the best interests of all investors. It provides:

•	An option for tax-deferral;

•	More consistent distributions than the status quo, with greater potential for increased distributions as a holder of OP units or common stock than as a participant in a subject LLC;

•	One-time distributions of property entity-level reserves, reimbursement of consolidation and IPO costs, and proceeds from the class action settlement;

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•	Reduced risk through diversity;

•	Opportunity for liquidity at a true market price and at a time of your choosing;

•	Better access to capital markets;

•	Potential for additional capital appreciation over time;

•	Modern corporate governance with an experienced and independent board;

•	Better preparation for management transition;

•	Greater transparency and more frequent financial reporting; and

•	A less costly, less involved, and more prompt tax reporting process to assist tax filing without extensions.

IMPORTANTLY, THE MALKIN FAMILY WILL NOT BE SELLING ANY SHARES IN THE PROPOSED TRANSACTION.

How to Vote

The SEC has declared ESRT’s Registration Statement on Form S-4 effective. You should have received the prospectus/consent solicitation, which is part of the Registration Statement on Form S-4.

If you have not already voted, you may simply indicate on the enclosed consent form how you want to vote for each proposal, then sign and mail it in the return envelope as soon as possible so that your participation interest may be counted.

If you sign and send in your consent form and do not indicate how you want to vote on either one of these proposals, your consent will be counted as a vote “FOR” such proposal.

If you do not submit your consent form or you indicate on your consent form that you “ABSTAIN” from any proposal, it will have the effect of voting “AGAINST” such proposal.

For assistance in filling out your consent form, please make use of any of the following options for support:

•	Visit www.empirestaterealtytrust.com.

•	View the DVD which accompanied your consent solicitation materials and view Chapter 4 titled “Instructions: How to fill out the consent form.”

•	Call our proxy solicitation agent at 1-888-410-7850.

Additional information can be found in the prospectus/consent solicitation which was recently sent to you and in the Form S-4 available on the SEC’s website at http://www.SEC.gov.

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Other Disclosures

There are material risks and conflicts of interest associated with the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the prospectus/consent solicitation included in the Form S-4 which has been declared effective by the SEC. There can be no assurance that participants will realize the benefits described herein, including the potential increase in distributions and capital appreciation. In addition, the prospectus/consent solicitation includes a more detailed discussion of the tax consequences of the consolidation.

We also caution you that this letter contains forward-looking statements. These forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of operating partnership units or common stock than as a participant in a subject LLC, and the potential for additional capital appreciation over time, are based on our beliefs and expectations as applicable, which may not be correct. Important factors that could cause such actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth in the prospectus/consent solicitation.

While we believe that the terms of the consolidation are fair and in the best interests of participants, there can never be any guaranty that the consideration you will receive from the consolidation represents the fair market value of your interests.

We believe that the consolidation/IPO is the best way for you to achieve liquidity, receive potentially greater distributions, maximize the value of your investment and maximize the potential for future value enhancement while also retaining an interest in the property owned by your subject LLC.

We strongly urge that you vote “FOR” our proposals.

If we have not yet received your consent form(s), we have, for your convenience, enclosed duplicate(s) with a return envelope.

We remain available to answer your questions within the limitations imposed under the securities laws. Please feel free to contact us with any question.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin

We urge you to review the Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

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